Exhibit 99.1

Total Voting Rights

Hong Kong, Shanghai, & Florham Park, NJ — Wednesday, May 31, 2023: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; HKEX: 13) hereby notifies the market that as at May 31, 2023, the issued share capital of HUTCHMED consisted of 866,161,450 ordinary shares of US$0.10 each, with each share carrying one right to vote and with no shares held in treasury.

The above figure of 866,161,450 may be used by shareholders as the denominator for the calculations by which they could determine if they are required to notify their interest in, or a change to their interest in, HUTCHMED under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

For illustrative purposes only, the 866,161,450 ordinary shares would be equivalent to 866,161,450 depositary interests (each equating to one ordinary share) which are traded on AIM or, if the depositary interests were converted in their entirety, equivalent to 173,232,290 American depositary shares (each equating to five ordinary shares) which are traded on Nasdaq.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 306 4490

Media Enquiries
Americas – Brad Miles, Solebury Strategic Communications	+1 (917) 570 7340 (Mobile) / bmiles@soleburystrat.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley / Daphne Zhang, Panmure Gordon	+44 (20) 7886 2500